Pay88, Inc.
1053 North Barnstead Road
Center Barnstead, NH 03225

January 9, 2009

By Facsimile and Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Robert Babula, Staff Accountant

RE:	Pay88, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
As Amended by Form 10-K/A Filed January 9, 2009
File No. 0-51793

Ladies and Gentlemen:

          The undersigned, being the principal executive, financial and accounting officer and a director of Pay88, Inc. (the “Company”), hereby acknowledges that:

-

The Company is responsible for the adequacy and accuracy of the disclosure in all filings made by the Company with the Securities and Exchange Commission (the “Commission”), including without limitation the Form 10-K for the fiscal year ended December 31, 2007, as amended by the Company on the date hereof (collectively, the “Filings”);

-	Staff comments or changes to disclosure in response to comments from the staff of the Commission do not foreclose the Commission from taking any action with respect to the Filings; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Guo Fan

Name: Guo Fan
Title: President and Chief Executive Officer
(Principal Executive, Financial, and Accounting Officer)